IAMGOLD TO PROCEED WITH CONSTRUCTION OF THE CÔTÉ GOLD PROJECT IN
ONTARIO, CANADA

  (All figures in US dollars unless otherwise indicated.)

Toronto, Ontario, July 21, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company"), together with joint venture ("JV") partner Sumitomo Metal Mining Co., Ltd. ("SMM"), is pleased to announce the decision to proceed with the construction of the Côté Gold Project ("Côté", or the "Project"). The Project, located in northern Ontario approximately 20 km southwest of Gogama, 130 km southwest of Timmins, and 200 km northwest of Sudbury, is a 70/30 JV with SMM.

The decision enables construction start in Q3 2020 with activities ramping up into Q4 2020. Côté construction will incorporate protocols to ensure the health and safety of employees, contractors and host communities in respect of COVID-19.

Gordon Stothart, President and CEO of IAMGOLD, commented, "The Côté Gold Project is transformational to the future of IAMGOLD. At a gold price of $1,700, Côté's expected NPV (on a 100% basis) is over $2 billion, with a 22.4% IRR. The Project is anticipated to generate over 1,000 jobs during construction, 450 jobs during operations, C$5 billion in wages and more than C$10 billion in GDP over its lifespan. Côté is a world-class deposit located in Canada, with estimated contained gold reserves of over 7 million ounces and exploration potential. Today's construction decision for the Project positions the Company well for the future by reducing overall operating costs (per ounce of gold), increasing total production capacity, increasing the number of operating mines and creating greater balance in our geographic diversity. While we focus on building Côté, we will continue to apply our de-risking approach to the Boto Gold Project in Senegal, commencing with meaningful investment in local infrastructure. We are very excited about building our growth pipeline and the future of the Company. We look forward to providing you with updates on our progress."

Capital Spend and Financing:

IAMGOLD's expected go-forward capital obligation (exclusive of sunk costs) is $875 - $925 million for its 70% share of project construction costs, assuming the leasing of major mining equipment of approximately $80 million. This capital is expected to be expended over the following time period, assuming a go-forward U.S. $ / Canadian $ exchange rate of 1.35:

  2020: 10% or $77 million (previously $45 million);
  2021: 45%;
  2022: 35%;
  2023: 10%.

The above spend is anticipated to be financed through cash flows from IAMGOLD's operations and its balance sheet, which stands at over $800 million in cash, cash equivalents and short term investments as at March 31, 2020. In addition, the Company currently carries a virtually undrawn committed credit facility of $500 million, the majority of which matures in 2024.

To mitigate financial exposures associated with the expenditures, including currency and commodity risk, and to protect future operating cash flows, the Company may opportunistically enter into derivative contracts. The Company has substantially completed a fuel hedge program over the construction period and has initiated a Canadian dollar hedge program for up to 90% of its Canadian dollar exposure. To date, the Company has hedged just over 5% of the attributable C$ exposure at rates that average $1.3605.

Stakeholder Engagement

The Company has been actively advancing stakeholder engagement as follows:

  Signed Impacts and Benefits Agreement ("IBA") with First Nations partners at Mattagami First Nation and Flying Post First Nation;
  Received approval for the Environmental Assessment ("EA") and Closure Plan;
  Received approval under the Federal Fisheries Act - Section 36, Schedule 2, a key milestone in attaining permits related to impacts on fish habitats and tailings management;
  Subsequent to the receipt of the Schedule 2, we received approval under the Federal Fisheries Act - Section 35.
  Permits underway: Lakes and Rivers Improvement Act (fish collection), Permit to Take Water, Lakes and Rivers Improvement Act (access roads) and Canadian Navigable Waters Act (for major works including dams and reconnections), permits for industrial sewage (Environmental Compliance Approval - construction phase) and aggregate sourcing (Aggregate Resource Act).

Engineering, Procurement, Construction Management ("EPCM")

As noted above, today's decision enables a construction start at Côté in Q3 2020 with preparatory work to be completed over the summer and activities ramping up into Q4 2020. The preparatory work is anticipated to include fish salvage, construction camp preparation and road access development.

The Project team has completed over 60% of detailed engineering, which has enabled the Company to obtain firm bids and secure prices on all major equipment. To date, 55% of the total project cost has firm pricing, further reducing technical and cost risks for the Project.

The anticipated construction schedule is 32 months, with expected key milestone dates noted below:

  Construction start: Q3 2020 with activities ramping up into Q4 2020
  Earthwork & mining contractors start : Q2 2021
  Process building enclosed: Q1 2022
  Tailings Management Facility phase 1 completed: Q4 2022
  Commissioning completed: Q3 2023
  Commercial production: H2 2023

The table below summarizes expected Project metrics on a 100% basis.

Table 1 - Summary of Project Metrics (100% Basis)1

	Units	Feasibility Study Extended Case at $1,250/oz gold	June 2020 Update at $1,350/oz gold	June 2020 Update at $1,700/oz gold
Mining: open pit	Mine Capacity - Mtpa	70	70	70
Process: crush, grind, gravity, leach, CIP	Mill Capacity - Mtpa	13.1	13.1	13.1
Mill Daily Throughput	tonnes per day	36,000	36,000	36,000
LOM Average Annual Gold Production	Ounces	372,000	367,000	367,000
LOM Recovered Gold	million ounces	6.69	6.61	6.61
LOM Average Recovery Rate	%	91.8	91.8	91.8
Mine Life	Years	18	18	18
LOM Average Total Cash Costs	$/ounce	$606	$600	$663
LOM Average All-in Sustaining Costs (AISC)[2]	$/ounce	$703	$771	$835
Average Grade	grams per tonne gold	0.97	0.96	0.96
Average LOM Strip Ratio	waste:ore	2.6:1	2.7:1	2.7:1
Estimated Capital Expenditures - go forward basis
Initial Capital[3,4]	$ million	$1,147	$1,304	$1,304
Sustaining Capital[4]	$ million	$589	$1,071	$1,071
Investment Metrics
Gold Price Assumption	$/ounce	$1,250	$1,350	$1,700
After-tax NPV (5%)	$ million	$905	$1,121	$2,037
After-tax IRR	%	15.4	15.3	22.4
Payback Period	Years	4.4	3.7	2.6

Notes:

  The metrics provided in Table 1 under the "Feasibility Study" column are based on the Extended Case cited in the 2018 feasibility study ("FS") (see news release dated November 1, 2018). The metrics provided in Table 1 under the "Update" columns are based on: the Extended Case cited in the 2018 FS, recent non-material updates, a long term U.S. $ / Canadian $ exchange rate of $1.30 and go-forward capital (exclusive of sunk costs). The FS Extended Case includes 233 million tonnes over the life of mine compared to the FS Base Case of 203 million tonnes. The FS carries an accuracy basis of +15%/-10%. Figures may not add due to rounding. Please see Cautionary Statement below.
  Royalties (included in AISC) vary with the gold price. In addition, the updates reflect higher AISC relative to the 2018 FS due to more conservative assumptions.
  Amount shown is net of equipment financing of $115 million (100% basis) and does not include credits from pre-commercial production sales.
  Amount shown is based on the FS Extended Case, which is subject to receipt of permitting. The initial capital period is the same for the Base and Extended Cases. The Extended Case mine plan adds two additional years to the Base Case mine life without expanding the footprint of the project. The Extended Mine Plan is supported by exploitation of the total Mineral Reserve, and recognizes that permit amendments may be required to raise the height of the Mine Rock Area and Tailings Management Facility. Sustaining capital variance between the FS Extended Case and the Updates primarily reflects the shift of capitalized waste stripping from operating to sustaining capital.

District Potential

The Project hosts estimated reserves totalling 7.3 million ounces of contained gold (on a 100% basis) in proven and probable reserve categories (calculated at $1,200 per ounce gold) and estimated resources (calculated at $1,500 per ounce) totaling 10.2 million ounces in measured and indicated resource categories (including reserves), with a further estimated 3.8 million ounces in inferred resources (see news release dated February 18, 2020).  The Company continues to assess the district potential of its over 500 square kilometres land package through regional exploration.

As announced in early 2019 (see news release dated March 26, 2019), the Company has identified a new discovery called the Gosselin Zone, located 1.5 km northeast of the Côté deposit, and is progressing drilling programs to support a maiden resource estimate, which is expected for completion in 2021.

Quality Control Notes

The information in this news release was reviewed and approved by L-B Denoncourt, P. Eng, Project Manager, Côté Gold for IAMGOLD. Mr. Denoncourt is a Qualified Person as defined by National Instrument 43-101.

CONFERENCE CALL

A conference call will be held on July 21, 2020 at 8:00 a.m. (Eastern Time) for a discussion with management regarding the decision to construct the Cote Gold Project. A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 4968#.

Please dial in 10 - 15 minutes prior to the scheduled start time as call volumes are heavy. If you are still unable to connect from your primary telephone network after attempting all of the dial-in numbers provided, if available, please retry using an alternate telephone network.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "transformational", "world class", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "strategy", "superior", or "project" or the negative of these words or other variations on these words or comparable terminology, and include, without limitation, the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures and operations outlook, and such forward-looking statements are found under the headings in this news release entitled "Capital Spend and Financing", "Engineering, Procurement, Construction Management", "Table 1 - Summary of Project Metrics", and "District Potential" and include statements in respect of estimated wage forecast and job creation, generation of economic activity, price of gold, estimated internal rate of return on production, estimated net present value of the project and estimates of production and capital requirements. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material assumptions considered reasonable by the Company as at the date of this news release in light of management's experience and perception of current conditions and expected developments, and are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect the Company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward looking statements are not guarantees of future performance and undue reliance must not be placed upon forward looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs, unexpected increases in capital expenditures and exploration expenditures, failures of pit walls, failures of tailings dams, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, risks and uncertainties in relation to the COVID-19 pandemic, changes in development, construction schedule or mining plans due to changes in logistical, technical or other factors including, but not limited to, throughput, recovery rates, grade reconciliation, strip ratio, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

This news release includes certain non-IFRS measures such as life of mine total cash costs and life of mine average AISC. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with other measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the project. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS and for an explanation of how management uses these measures, see "Non-GAAP Performance Measures" in the MD&A filed on SEDAR at www.sedar.com.

For readers to fully understand the information in this news release, they should read the Côté Gold, Ontario, NI 43-101 Technical Report on Feasibility Study effective November 1, 2018 (the "Technical Report") in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in the Technical Report which qualifies the technical information contained in the Technical Report. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Report describes the Mineral Resource and Mineral Reserve estimation methodologies and the assumptions used, and to which those estimates are subject. The Company's AIF includes details of certain risk factors that could materially affect the potential development of the Mineral Resources and Mineral Reserves and should be considered carefully. A discussion of these and other factors is contained in "Risk Factors" and elsewhere in the Company's AIF, which was filed on SEDAR on February 19, 2020.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkino Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Phil Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783  Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.